EXHIBIT 99-3


FOR IMMEDIATE RELEASE

ACME ELECTRIC NAMES RANDALL CLARK TO BOARD


     EAST AURORA, N.Y., May 17, 1994 -- Acme Electric Corporation (NYSE: ACE) today announced that Randall L. Clark has been elected to its board of directors. Mr. Clark is Executive Vice President of Pratt & Lambert, where he heads the Consumer Products Group and oversees corporate administration. He joined Pratt & Lambert in 1992 after a lengthy career in the tire industry, culminating as Chairman and Chief Executive Officer of Dunlop Tire. Mr. Clark is a native of Syracuse, New York, and earned Bachelor of Arts and Master of Business Administration degrees at the University of Pennsylvania.
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C. and Tempe, Ariz.

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